                                   EXHIBIT 13
                   FORWARD - LOOKING STATEMENTS AND IMPORTANT
                        FACTORS AFFECTING FUTURE RESULTS


     Our disclosure and analysis in this report contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "believe", "expect", "estimate", "project", "intend", "plan", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

     Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Many factors mentioned in the following discussion - for example, product development, competition, and the availability of funding - will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

     We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the SEC. Also note that we provide the following cautionary discussion of risks, uncertainties, and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect the Company. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

DFE PRODUCT DEVELOPMENT IS IN ITS EARLY STAGES AND THE OUTCOME IS UNCERTAIN

     Our Diamond Field Emission ("DFE") technology, and any products that use this technology, will require significant additional development, engineering, testing and investment prior to commercialization. Our leading potential DFE product is a cathode, or light source, intended for use in a display. If the cathode is successful, a display using this cathode is also a possibility. The cathode or display may not be successfully developed. If either of these products is developed, it may not be possible to produce these products in significant quantities at a price that is competitive with other similar products.

THERE ARE NO CURRENT DFE PRODUCT REVENUES

     We currently receive no revenue from any products related to our DFE technology. The only revenues that we receive related to our DFE technology are revenues for continued research on the technology. We may never receive product revenues from the DFE technology.

OUR SUCCESS IS DEPENDENT ON OUR PRINCIPAL PRODUCTS

     Our DFE technology is an emerging technology. Our financial condition and prospects are dependent upon market acceptance and sales of our DFE products and our Electronic Billboard and related electronic display products. Additional R&D needs to be conducted on the DFE products before marketing and sales efforts can be commenced. Market acceptance of our products will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost-effectiveness of the products. There can be no assurance that we will be able to gain commercial market acceptance for our products or develop other products for commercial use.

                                       Page i

WE HAVE A HISTORY OF OPERATING LOSSES

     We have a history of operating losses and have never had a profitable quarter or year. We have incurred operating losses as shown below:


      Year Ended December 31                              Net Loss
      ----------------------                          ------------
               1992                                    ($1,630,978)
               1993                                    ($7,527,677)
               1994                                    ($7,255,420)
               1995                                   ($14,389,856)
               1996                                   ($13,709,006)
               1997                                    ($6,320,901)
               1998                                    ($3,557,548)


     We may continue to incur additional operating losses for an extended period of time as we continue to develop products. We do, however, expect to be profitable in 1999. We may not be profitable beyond 1999. Wallace Sanders & Company, independent auditors of the Company, have expressed substantial doubt as to our ability to continue as a going concern based on these accumulated losses from operations. See "Independent Auditors' Report." We have funded our operations to date primarily through the proceeds from the sale of our equity securities. In order to continue our transition from a contract research and development organization to an organization with ongoing operations, we anticipate that substantial product development expenditures will continue to be incurred.

WE HAVE FUTURE CAPITAL NEEDS AND THE SOURCE OF THAT FUNDING IS UNCERTAIN

     We expect to continue to incur substantial expenses for R&D, product testing, production, manufacturing, product marketing, and administrative overhead. The majority of R&D expenditures are for the development of our DFE technology and our electronic billboard product. Some of our proposed products may not be available for commercial sale or routine use for a period of one to two years. Commercialization of our existing and proposed products will require additional capital in excess of our current sources of funding.
A shortage of capital may prevent us from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives, which cannot be predicted with certainty, there may be substantial fluctuations in our results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, we may be required to curtail our expansion and/or seek additional financing from other sources. We may seek additional financing through the offer of debt or equity or any combination of the two at any time.

     We have developed a plan to allow us to maintain operations until we are able to sustain ourselves on our own revenue. At the present time we have existing resources, including royalties receivable, to sustain ourselves for a period of approximately 18 months from the date of this report at current spending levels. We believe that we have the ability to continue to raise short term funding, if necessary, to enable us to continue operations until our plan can be completed. Our plan is primarily dependent on raising funds through the licensing of our technology and through strategic partners and debt offerings. We are also concentrating on raising revenue by seeking customers for our electronic billboard product, which is currently under development.

                                       Page ii

     Our plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur which would cause certain assumptions on which this plan is based to be no longer valid. Our plan is primarily dependent on increasing revenues and raising additional funds through strategic partners and additional debt offerings. If adequate funds are not available from operations or additional sources of financing, we may have to eliminate, or reduce substantially, expenditures for research and development, testing and production of our products. We may have to obtain funds through arrangements with other entities that may require us to relinquish rights to certain of our technologies or products. These actions could materially and adversely affect the Company.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE AND WE MAY NOT REMAIN COMPETITIVE

     The display industry is highly competitive and is characterized by rapid technological change. Our existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for our products. There is no assurance that other products, processes or technologies will not render our proposed products obsolete or less competitive. Most of our competitors have greater financial, managerial, distribution, and technical resources than us. We will be required to devote substantial financial resources and effort to further R&D. There can be no assurance that we will successfully differentiate our products from our competitors' products, or that we will adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.

WE HAVE TECHNOLOGIES SUBJECT TO LICENSES

     As a licensee of certain research technologies through various license and assignment agreements with Microelectronics and Computer Technology Corporation and DiaGasCrown, Inc., we have acquired rights to develop and commercialize certain research technologies. In certain cases, agreements require us to pay royalties on the sale of products developed from the licensed technologies and fees on revenues from sublicensees. We also have to pay for the costs of filing and prosecuting patent applications. Each agreement is subject to termination by either party, upon notice, in the event of certain defaults by the other party. The payment of such royalties may adversely affect the future profitability of the Company.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET

     Since our inception, we have focused our product development and R&D efforts on technologies that we believe will be a significant advance over currently available technologies. With any new technology, there is a risk that the market may not appreciate the benefits or recognize the potential applications of the technology. Market acceptance of our products will depend, in part, on our ability to convince potential customers of the advantages of such products as compared to competitive products. It will also depend upon our ability to train manufacturers and others to use our products. We currently have a limited marketing organization and there is no assurance that we will be able to successfully market our proposed products even if such products perform as anticipated.

WE HAVE LIMITED MANUFACTURING CAPACITY AND EXPERIENCE

     We have no established commercial manufacturing facilities in the areas in which we are conducting our principal research. The management team has commercial manufacturing and marketing experience in other industries and with other products in the display industry; however, we have no experience in manufacturing our proposed products. At the present time, we have no intention of establishing a manufacturing facility. We are focusing our efforts on licensing our technology to others for use in their manufacturing processes. We intend to contract with a qualified manufacturer for assembly services related to our electronic billboard product, which is currently under development. To the extent that any of our other products require manufacturing facilities, we intend to contract with a strategic partner or other qualified manufacturer.

                                       Page iii

WE MAY NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS

     We intend to establish and develop a sales organization to promote, market, and sell our products. This may require significant additional expenditures, management resources, and training time. There can be no assurance that we will be able to establish a successful sales organization.

WE ARE DEPENDENT ON THE AVAILABILITY OF MATERIALS AND SUPPLIERS

     We anticipate that the materials to be used in producing our future products will be purchased from outside vendors. In certain circumstances, we may be required to bear the risk of material price fluctuations. We anticipate that the majority of raw materials used in products to be manufactured by the Company or its strategic partners will be readily available. However, there is no assurance that these materials will be available in the future, or if available, will be procurable at prices favorable to the Company or its strategic partners.

LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

     Our future success will depend on our ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense. We may not be able to attract and retain all personnel necessary for the development of our business. In addition, much of the know-how and processes developed by the Company reside in our key scientific and technical personnel. This know-how and these processes are not readily transferable to other scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on us.

WE MAY NOT BE ABLE TO PROVIDE SYSTEM INTEGRATION

     In order to prove that our technologies work and will produce a complete product, we must ordinarily integrate a number of highly technical and complicated subsystems into a fully-integrated prototype. There is no assurance that we will be able to successfully complete the development work on any of our proposed products or ultimately develop any marketable products.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY TECHNOLOGY

     Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our technology. Although we have been awarded, have filed applications for, or have been licensed technology under numerous patents, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may already have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to the Company. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling our products. Although third parties have not asserted infringement claims against us, there is no assurance that third parties will not assert such claims in the future. Claims that our products infringe on the proprietary rights of others are more likely to be asserted after commencement of commercial sales incorporating our technology.

                                       Page iv

     We also rely on unpatented proprietary technology, and there is no assurance that others will not independently develop the same or similar technology, or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we require all employees and most consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how, or other proprietary information. While we have attempted to protect proprietary technology that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.

OUR REVENUES HAVE BEEN DEPENDENT ON GOVERNMENT CONTRACTS IN THE PAST

     In previous years, a significant part of our revenues were derived from contracts with agencies of the United States government. Following is a summary of those revenues in recent years:


                                             Revenues from           Percentage of
         Year Ended December 31             Gov. Contracts           Total Revenue
         ----------------------             --------------           -------------

                  1992                         $  930,000                  99%
                  1993                         $1,147,000                  89%
                  1994                         $  820,000                  41%
                  1995                         $1,009,000                  33%
                  1996                         $2,869,000                  50%
                  1997                         $  854,000                  24%
                  1998                         $        0                   0%


     We currently have no significant commitment for any future government funding and do not intend to seek any government funding unless it directly relates to achievement of our strategic objectives. To the extent that we are unable to obtain funding from alternate sources, this could adversely affect our ability to continue to perform research and development on our proposed products.

     Contracts involving the United States government are, or may be, subject to various risks including, but not limited to, the following:

-    Unilateral termination for the convenience of the government

- Reduction or modification in the event of changes in the government's requirements or budgetary constraints

- Increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost reimbursement contracts

-    Potential disclosure of our confidential information to third parties

- The failure or inability of the prime contractor to perform its prime contract in circumstances where we are a subcontractor

- The failure of the government to exercise options provided for in the contracts

- The right of the government to obtain a non-exclusive, royalty free, irrevocable world-wide license to technology developed under contracts funded by the government if we fail to continue to develop the technology

                                       Page v

YEAR 2000 ISSUES MAY EXPOSE US TO LIABILITY

     Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of the systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900 rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Year 2000 Problem."

The Year 2000 Problem presents us potential risks including, but not limited to, the following:

- Products sold to customers - We have had very limited product sales to customers and believe that all products sold to customers are Year 2000 complaint. Our risk in this area is extremely limited.

- Internal Infrastructure - We have completed an internal evaluation and have determined that all of our internal systems will be Year 2000 compliant well prior to the end of 1999. Our risk in this area is extremely limited.

- Suppliers/third party relationships - There is no assurance that our suppliers or other third parties that we rely on will resolve any or all Year 2000 problems with their systems on a timely basis. Since we have no significant suppliers of product, we believe our risk is limited in this area.

- External Infrastructure - We are dependent on other entities such as governmental units, utilities, banks, etc. that maintain an external infrastructure necessary for us to operate. Although we expect that such entities are addressing and solving their Year 2000 problems, there is no assurance that these problems will be addressed and solved on a timely basis.

WE ARE EXPOSED TO MATERIAL LITIGATION

     We have been sued by a former customer of Plasmatron for damages that the former customer claims that it incurred as a result of the alleged failure of the machine provided by Plasmatron to perform as intended. Various trade creditors have also filed suit to collect unpaid trade amounts due. We expect these items to be resolved with no material impact on our financial statements. If we were to become subject to a judgment that exceeds our ability to pay, that judgment could have a material impact on our financial condition and could affect our ability to continue in existence.

                                       Page vi